ATES
NGE COMMISSION
.C. 20549

05036099

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48020

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ING Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7337 East Doubletree Ranch Road
(No. and Street)

Scottsdale	**Arizona**	**85258**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Roland **480-477-2118**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH. DC
179

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael J. Roland**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ING Funds Distributor, LLC**, as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
Rhonda J. Ervin
Notary Public-Arizona
Maricopa County, Comm. #184700
My Commission Expires 6/24/2007

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

ING Funds Distributor, LLC

For the year ended December 31, 2004
with Reports of Independent Registered Public Accounting Firm

ING Funds Distributor, LLC
Audited Financial Statements and Supplemental Information
For the year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members
ING Funds Distributor, LLC

We have audited the accompanying statement of financial condition of ING Funds Distributor, LLC (its primary member being ING Funds Services, LLC and indirectly ING America Insurance Holdings, Inc.) as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Funds Distributor, LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Atlanta, Georgia
February 15, 2005

ING Funds Distributor, LLC
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	8,118,781
Accounts receivable		6,017,409
Due from financial institution		480,240
Due from affiliates		1,993,787
Deferred acquisition cost - A and C shares, net of amortization		6,402,532
Other assets		357,846
Total assets	$	23,370,595
Liabilities and member's equity		
Liabilities:		
Accounts payable and other accrued expenses	$	15,126
Due to affiliates		1,699,487
Total liabilities		1,714,613
Member's equity		21,655,982
Total liabilities and member's equity	$	23,370,595

The accompanying notes are an integral part of these financial statements.

ING Funds Distributor, LLC
Statement of Operations
Year ended December 31, 2004

Revenues:		
Commissions	$	5,478,637
Distribution fees		64,182,290
Interest and dividend income		29,799
Gain on sale of deferred acquisition costs - B shares		570,558
Other		2,597,984
Total revenues		72,859,268
Expenses:		
Commissions		50,024,629
Salaries and employee benefits		22,732,306
Marketing and customer development		10,318,732
Occupancy and equipment rental		990,292
Amortization of deferred acquisition costs - A and C shares		7,955,374
Other operating expenses		15,369,835
Total expenses		107,391,168
Net loss	$	(34,531,900)

The accompanying notes are an integral part of these financial statements.

ING Funds Distributor, LLC
Statement of Changes in Member's Equity

		Member's Equity
Balance at January 1, 2004	$	17,271,207
Capital contribution		38,916,675
Net loss		(34,531,900)
Balance at December 31, 2004	$	21,655,982

The accompanying notes are an integral part of these financial statements.

ING Funds Distributor, LLC
Statement of Cash Flows
Year ended December 31, 2004

Operating activities		
Net loss	$	(34,531,900)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred acquisition costs - A and C shares		7,955,374
Gain on sale of deferred acquisition costs - B shares		(570,558)
Change in operating assets and liabilities:		
Accounts receivable		(774,434)
Due from affiliates		775,699
Deferred acquisition costs - A and C shares		(10,429,167)
Deferred acquisition costs due to redemptions - A and C shares		542,364
Other assets		(1,019,592)
Accounts payable and other accrued expenses		(1,519)
Due to affiliates		1,655,888
Net cash used in operating activities		(36,397,845)
Investing activities		
Proceeds from the sale of deferred acquisition costs - B Shares		11,360,306
Deferred acquisition costs - B shares		(9,210,555)
Net cash provided by investing activities		2,149,751
Financing activities		
Capital contribution		38,916,675
Net cash provided by financing activities		38,916,675
Increase in cash and cash equivalents		4,668,581
Cash and cash equivalents, beginning of year		3,450,200
Cash and cash equivalents, end of year	$	8,118,781
Supplemental disclosure of cash flow information		
Cash received during the year for:		
State income tax	$	24,620

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

ING Funds Distributor, LLC (the "Company") is owned by its primary member, ING Funds Services, LLC (the "Member") which is a wholly owned subsidiary of ING Capital Corporation, LLC ("ING CC"). ING CC is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("LCH"), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in the Netherlands.

The Company is engaged primarily in the marketing and distribution of proprietary mutual funds and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is the principal underwriter and distributor for the shares of proprietary mutual funds and the funds under Lion variable products which are managed by ING Investments, LLC, a wholly owned subsidiary of the Member.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. Member income, gains, losses, deductions and credits are includable in the federal income tax return of the Member, whether or not an actual cash distribution is made to such member during its taxable years. As such, no federal income taxes are reflected for the year ended December 31, 2004. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes.

Distribution Fees from Affiliated Mutual Funds

The Company serves as the principal distributor for proprietary mutual funds. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company receives distribution fees from the funds ranging from .25% to 1.00% on an annual basis of the respective funds' net assets. Distribution fees and commissions pursuant to the related distribution plan agreements are accrued as earned. Such 12b-1 distribution fees amounted to $64,182,290 for the year ended December 31, 2004. Distribution fees receivable amounted to $5,759,844 at December 31, 2004. Distribution fees receivable are a component of accounts receivable in the accompanying statement of financial condition.

Also under Rule 12b-1, the Company makes ongoing payments on a monthly and quarterly basis to authorized dealers for distribution and shareholder servicing at annual rates ranging from .25% to 1.00% of the fund's average daily net assets.

3. Deferred Acquisition Costs

Acquisition costs, principally commissions paid to authorized broker-dealers, are deferred for certain products. Deferred acquisition costs are amortized over the estimated lives of the related products or in the period in which a contingent deferred sales charge ("CDSC") is applied when the client's investment is redeemed. During the year ended December 31, 2004, deferred acquisition costs of $10,429,167 were recorded relating to the sales of Class A and Class C fund shares, and deferred acquisition costs of $542,364 were written off and recorded in the statement of operations as a result of fund share redemptions. Amortization of deferred acquisition costs was $7,955,374 during the year ended December 31, 2004.

The Company is entitled to CDSC, which are imposed upon the redemption of Class A, Class B and Class C shares of the funds. Such charges (excluding the former Aetna Funds, the Aetna Index Plus Funds, and the Senior Income Fund Class A as of October 11, 2004) are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if they are redeemed within one or two years of purchase at a rate of 1% for redemptions in the first and second year after purchase (.50% for purchases over $2.5 million and .25% for purchases over $5 million redeemed in the first year). CDSC are typically imposed on Class B shares at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 3%, 3%, 2% and 1% in the second, third, fourth, fifth and sixth years, respectively. CDSC for Class C shares are imposed at a rate of 1% for one year.

The former Aetna Funds CDSC are paid by redeeming shareholders and are imposed on Class A shares for purchases over $1 million if they are redeemed within one or two years of purchase at a rate of 1% for redemptions in the first year and .50% for the second year (.50% for purchases over $3 million and .25% for purchases over $20 million redeemed in the first or second year).

The former Aetna Index Plus Funds CDSC are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if they are redeemed within one or two years of purchase at a rate of .50% for redemptions in the first and second year after purchase (.25% for purchases over $3 million for the first and second year).

Effective October 11, 2004, the Senior Income Class A Early Withdrawal charge of 1% is paid by the redeeming shareholder and is imposed on Class A shares for purchases over $1 million, if they are repurchased by the Fund within one year of the shareholder's purchase.

Each month, the Company enters into transactions related to its deferred acquisition costs – B shares asset with a third party financial institution under an on-going agreement (the "Agreement"). Pursuant to the Agreement, the Company receives cash in exchange for amounts defined as payment of commissions on sales of fund B shares, at a premium, and a third-party financial institution receives in return the secured right to directly receive all payments of the annual distribution fees of .75% of such B shares net assets and all related CDSC's related to such B shares.

Currently, the Company treats the B share activity and the Agreement as a sale for financial accounting and reporting purposes. However, the Financial Accounting Standards Board (FASB) is currently in the process of reviewing the accounting for arrangements similar to the type the Company enters into under the Agreement and has preliminarily concluded in the proposed FASB Staff Position on EITF 85-24(a) that such transactions, in certain circumstances, should be accounted for as a financing and not a sale. Pending the finalization of EITF 85-24(a) and evaluation of its arguments, the Company may be required to reflect transactions pursuant to the Agreement as financing in its financial statements.

Currently, the Company also treats the B share activity and the Agreement as a sale for regulatory net capital purposes for sales up to and including June 30, 2004. The SEC Department of Market Regulation has required the Company to treat all sales after this date as financings for calculating regulatory net capital and as such the Company has complied by adjusting its regulatory net capital. Recording all transactions retrospectively as a financing would have a significant impact on regulatory net capital. However, as of the current date, the permanent solution for regulatory net capital treatment of such transactions is also under deliberation by regulatory authorities.

During the year ended December 31, 2004, the Company sold B Share deferred acquisition costs under the Agreement with a book value of $9,210,555, resulting in a gain of $570,558. At December 31, 2004, the Company had a receivable from the third-

party financial institution of $480,240 related to the sale of B Share deferred acquisition costs.

Had the Company been required to retroactively account for transactions under the Agreement as a financing, the following adjustments would be required to the Company's balance sheet for the year ended December 31, 2004:

Assets:		
Deferred acquisition cost - B shares net of amortization	$	64,089,987
Liabilities:		
Deferred income - B shares		66,589,955
Net decrease to Equity	$	2,499,968

The deferred acquisition costs asset and a liability for deferred income for B shares would remain on the balance sheet and would be amortized over the life of the related cash flows, not to exceed 8 years. The CDSC's which are paid directly to the third-party financial institution would result in the reduction of both the deferred acquisition cost – B share asset and the deferred income – B share liability. The B share premium, which under the Company's present method of sale accounting is recognized as revenue in the period in which a transaction under the Agreement occurs, would be recognized over the life of the related liability. For the year ended December 31, 2004, the Company would have recognized as revenue $34.8 million of reduction of the B share Deferred Income liability of which $24.5 million was related to CDSC fees collected by the financier due to redemptions. The Company also would have recorded $33.4 million in B share amortization expense for the related deferred acquisition costs asset, of which $23.7 million was related to assets that were redeemed early.

The Company periodically analyzes the recoverability of its deferred acquisition costs by a comparison of the net cash flows to be received. If necessary, a valuation allowance is recorded to reflect the difference between the carrying amount and the estimated fair value. At December 31, 2004, no valuation allowance was recorded.

4. Related Party Transactions

In 2004, the Company entered into an agreement with ING Clarion Real Estate Securities, L.P., an affiliated company owned by ING AIH. This agreement called for the Company to distribute shares of the closed end ING Clarion Global Real Estate Income Fund. The Company received a commission of $4,951,778 for distributing the shares, which is included in commissions revenue.

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand alone basis.

Throughout the year ended December 31, 2004, the Company and its Parent settled intercompany receivables and payables by relieving the intercompany obligations as a capital transaction. During the year ended December 31, 2004, the Parent relieved the Company of a net obligation of $38.9 million that is reported as a capital contribution in the accompanying statement of changes in member's equity.

5. Employee and Registered Representative Benefits

The Company maintains through ING AIH a deferred compensation plan (the "Plan") for certain employees. Under the Plan, if certain eligibility requirements are met, a participant may defer a portion of their income. The Plan is unfunded; therefore, benefits are paid from the general assets of the Company. The total of participant deferrals are recorded by the Member.

6. Contingencies

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, full cooperation has been and is being provided.

The Company has received notice from staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against it and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements. Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to the Company or its affiliates before concluding activity relating to fund trading issues.

The potential outcome of such action is difficult to predict. Depending upon the actual outcome, which could include but is not limited to a settlement involving penalties, the Company or certain of its affiliates could experience adverse effects. ING management believes, however, that the actual outcome of such action will not have a material adverse effect on ING or its U.S. business.

The New York Attorney General's office and other regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

7. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2004, the Company had net capital of $2,420,190, which was $2,060,600 in excess of its required net capital of $359,590. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004, was 2.23 to 1.

Supplemental Information

ING Funds Distributor, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Schedule I

Member's equity, as reported in Company's Part II (unaudited) FOCUS report	$	21,449,820
Non-allowable assets		
Accounts receivable		6,017,409
Due from financial institution		480,240
Due from affiliates		1,993,787
Deferred acquisition costs - A and C shares		6,402,532
Deferred acquisition costs - B shares		3,473,075
Other assets		357,847
Total non-allowable assets		18,724,890
Other deductions		
Other - fidelity bond		63,838
Net capital before haircuts		2,661,092
Haircuts		240,902
Net capital	$	2,420,190
Aggregate indebtedness (AI)		
Accounts payable and other accrued expenses	$	15,126
Due to affiliates		1,699,487
Deferred income - B shares		3,679,239
Total aggregate indebtedness	$	5,393,852
Minimum net capital requirement, 6 2/3% of AI		359,590
Minimum dollar net capital requirement		25,000
Excess net capital	$	2,060,600
Excess net capital at 1000%, as defined	$	1,880,805
Ratio of aggregate indebtedness to net capital		2.23 to 1

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2004, other than those differences arising from the requirement of the SEC's Division of Market Regulation requirement to use financing treatment for the B share sales activity that the Company executed after June 30, 2004. This activity is shown in the schedule below and has been used in the computation of regulatory net capital by the Company in the filing of its unaudited Form X-17A-5-Part IIA as of December 31, 2004.

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	2,420,190
Member's equity		
B share activity July 1, 2004 - December 31, 2004		
Deferred income - B shares		206,164
Non-allowable assets		
B share activity July 1, 2004 - December 31, 2004 Non-allowable		
Deferred acquisition costs - B shares, net of amortization		3,473,076
Net capital, per 2004 audited financial statements	$	6,099,430
Aggregated indebtedness (AI), as reported in Company's Part II (unaudited) FOCUS Report	$	5,393,852
B share activity July 1, 2004 - December 31, 2004 Non-allowable		
Deferred income - B shares		(3,679,239)
Aggregated indebtedness, per 2004 audited financial statements	$	1,714,613

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(1) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Members
ING Funds Distributor, LLC

In planning and performing our audit of the financial statements of ING Funds Distributor, LLC ("the Company") for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Atlanta, Georgia
February 15, 2005